EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	1999	2000	2001	2002	2003	Nine months ended September 30, 2004
Fixed Charges and Preferred Stock Dividends:						
Interest	$ 233	$ 308	$ 358	$ 350	$ 351	$ 244
Interest portion of annual rentals	10	8	6	6	5	4
Preferred dividends of subsidiaries (1)	16	18	16	14	11	9
Combined fixed charges and preferred stock dividends for purpose of ratio	$ 259	$ 334	$ 380	$ 370	$ 367	$ 257
Earnings:						
Pretax income from continuing operations	$ 573	$ 699	$ 731	$ 721	$ 742	$ 772
Total fixed charges (from above)	259	334	380	370	367	257
Less:						
Interest capitalized	1	3	11	29	26	6
Equity in income (loss) of unconsolidated subsidiaries and joint ventures	-	62	12	(55)	8	23
Total earnings for purpose of ratio	$ 831	$ 968	$ 1,088	$ 1,117	$ 1,075	$ 1,000
Ratio of earnings to combined fixed charges and preferred stock dividends	3.21	2.90	2.86	3.02	2.93	3.89

(1) In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.